CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur, Malaysia

Via Edgar

September 7, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CBL International Ltd (the “Company”)

Registration Statement on Form F-1

Filed August 26, 2022

File No. 333-267077

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated September 6, 2022 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Prospectus Summary

Transfer of cash within the organization, page 9

1.	Update this discussion, as well as the discussion that appears on page 50, so that it reflects the tabular information you include on the prospectus cover page relating to cash transfers.

Response: We respectfully advise the Staff that we have revised pages 9 and 50 of the Amended F-1.

Risk Factors, page 17

2.	In an appropriate place in this discussion, revise to discuss the control your current shareholders exert over you and will continue to exert following this offering. Acknowledge that the interests of such shareholders may differ from those of investors.

Response: We respectfully advise the Staff that we have revised page 36 of the Amended F-1.

Selected Consolidated Financial Data, page 51

2.	Please revise your selected consolidated financial data to include the consolidated balance sheet data as of June 30, 2022 and the selected consolidated statements of comprehensive income data for the six months ended June 30, 2022 and 2021. Please also make conforming changes to your summary financial data.

Response: We respectfully advise the Staff that we have revised page 51 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Teck Lim CHIA
CBL International Limited
Chief Executive Officer
Encl.